Fax



LIBERTY
INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 16.07.2008

From: Liberty International PLC

Headline: Notice of Results

08003827

SUPPL

PROCESSED

JUL 18 2008

THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

7/16

LIBERTY INTERNATIONAL PLC   40 BROADWAY   LONDON   SW1H 0BT
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333   www.liberty-international.co.uk
Registered in England No. 3685527   Registered Office: 40 Broadway London SW1H 0BT

Notice of Results

16 July 2008

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF HALF-YEAR RESULTS

Liberty International PLC announces that it intends to release its
half-year results for the six months ended 30 June 2008 on Wednesday
6 August 2008.

Enquiries:
Susan Folger
Company Secretary, Liberty International PLC   + 44 207 887 7004

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